

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2023**
> **Responses Dated October 6, 2023 and November 21, 2023**
> **File No. 000-56193**

Dear Michael Sonnenshein:

We have reviewed your response letters dated October 6, 2023 and November 21, 2023 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022 and Form 10-Q for Fiscal Quarter Ended September 30, 2023

General

1.   Refer to your response to comment 9 in our September 14, 2023 letter and to the related disclosure in your Form 10-Q for the period ended September 30, 2023. While we do not have any further comments at this time regarding your response or that disclosure, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your response or your disclosure, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter.

Please contact David Irving at 202-551-3321 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall